Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

November 20, 2024

Re:	Energous Corporation
Offering Statement on Form 1-A
File No. 024-12518

Ladies and Gentlemen:

On behalf of Energous Corporation, I hereby request qualification of the above-referenced offering statement at 4:00 p.m., Eastern Time, on November 22, 2024, or as soon thereafter as is practicable.

Sincerely,

/s/ Mallorie Burak
Mallorie Burak, Chief Executive Officer